UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 7, 2016

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-206183) and Form S-8 (File Nos. 333-199857, 333-195691 and 333-180408) of AVG Technologies N.V. (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

PURCHASE AGREEMENT AND OTHER MATTERS

On July 7, 2016, the Company and Avast Holding B.V., a private company with limited liability (besloten vennootschap) organized under the laws of The Netherlands (“Parent”), issued a joint press release announcing the entry into a definitive purchase agreement, dated as of July 6, 2016 (the “Purchase Agreement”), among the Company, Parent and Avast Software B.V., a private company with limited liability (besloten vennootschap) organized under the laws of The Netherlands, and a wholly owned indirect subsidiary of Parent (“Buyer”), whereby on the terms and subject to the conditions set forth in the Purchase Agreement, Buyer has agreed to commence a tender offer to purchase all of the Company’s issued and outstanding ordinary shares, par value €0.01 per share. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

Further, on July 7, 2016, the Company issued a press release regarding preliminary revenue results for the second quarter ended June 30, 2016 which is attached hereto as Exhibit 99.2 and is incorporated herein by this reference.

List of Exhibits:

Exhibit 99.1	Joint press release issued by the Company and Parent announcing the entry into a definitive purchase agreement dated as of July 6, 2016

Exhibit 99.2	Press release issued by the Company regarding preliminary revenue results for the second quarter ended June 30, 2016

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED HEREIN ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING REVENUE AND THE EXPECTED CONSUMMATION OF THE ACQUISITION OF THE COMPANY, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 95% OF THE OUTSTANDING ORDINARY SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THE “RISK FACTORS” SECTIONS OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2015, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY PARENT AND BUYER AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE

FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. PARENT, BUYER AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING ORDINARY SHARES OF THE COMPANY CONTEMPLATED BY THE PURCHASE AGREEMENT HAS NOT COMMENCED. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SHARES. THE SOLICITATION AND OFFER TO BUY COMPANY SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, PARENT AND BUYER WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY PARENT, BUYER AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PARENT, BUYER AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.AVG.COM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: July 7, 2016	By:	/s/ Jeffrey Ross
Name: Jeffrey Ross
Title: Chief Financial Officer and Managing Director